SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 14, 2008

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's First Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended November 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

James Sinclair

Date:   January 14, 2008

James E. Sinclair,

Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three Months Ended November 30, 2007 and 2006

Unaudited

Prepared by Management

Vancouver, B.C.

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three Months Ended November 30, 2007 and 2006

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Balance Sheet

As at November 30, 2007 and August 31, 2007

(Expressed in Canadian dollars)

ASSETS	November 30, 2007	August 31, 2007
Current Assets
Cash and short term deposits	$ 2,015,061	$ 1,602,270
Accounts and other receivables	92,833	71,775
Inventory	467,181	373,528
Prepaid expenses and deposits	85,104	101,480
	2,660,179	2,149,053
Mineral properties and deferred exploration and development costs (note 3)	22,734,420	22,459,627
Equipment and leasehold improvements	798,976	812,792
	$ 26,193,575	$25,421,472

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 224,360	$ 566,183
Current portion of obligations under capital lease	35,276	36,795
	259,636	602,978

Obligations under capital lease	65,074	75,912

Shareholders’ Equity
Share capital (note 4)	56,488,274	54,113,279
Share subscriptions received	1,969,971	2,344,971
Contributed Surplus	418,009	310,921
Deficit	(33,007,389)	(32,026,589)
	25,868,865	24,742,582

	$ 26,193,575	$25,421,472

“James E. Sinclair”

, Director

“Norman Betts”

, Director

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Statements of Operations, Comprehensive Loss and Deficit

For the Three Months Ended November 30, 2007 and 2006

(Expressed in Canadian dollars)

	November 30, 2007	November 30, 2006
EXPENSES
Amortization	$ 14,611	$ 19,072
Consulting and Management Fees	23,375	61,150
Directors’ fees	116,989	80,285
Insurance	23,438	29,345
Memberships, courses and publications	-	732
New Property Investigation Costs	13,992	5,011
Office and Administration	37,755	30,892
Office Rentals	19,717	11,516
Press Releases	5,621	14,925
Printing and Mailout	193	-
Professional Fees	49,449	33,772
Promotion and Shareholder Relations	3,089	18,451
Salaries and Benefits	284,267	220,569
Stock Based Compensation	27,407	30,429
Telephone and Fax	6,383	3,377
Training	610	-
Transfer Agent and Listing	47,999	47,565
Travel and Accommodation	6,404	11,507
	681,299	618,598

OTHER (INCOME) EXPENSE
Foreign exchange (Gain) Loss	35,737	21,364
Interest, net	(8,144)	(11,159)
Write-off of mineral properties and Deferred exploration costs	271,908	-
	299,501	10,205

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	980,800	628,803
DEFICIT, BEGINNING OF PERIOD	32,026,589	28,105,120
DEFICIT, END OF PERIOD	33,007,389	$28,733,923
Basic and diluted loss per share	$0.011	$0.007

Weighted average shares outstanding	86,893,995	86,249,392

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

Consolidated Statement of Changes in Financial Position

For the Three Months Ended November 30, 2007and 2006

(Expressed in Canadian dollars)

	November 30, 2007	November 30, 2006
Cash provided by (used in):

Operations:
Loss for the period	$ (980,800)	$ (628,803)
Items not affecting cash:
Amortization	14,611	19,072
Stock-based compensation	27,407	30,429
Non-cash directors’ fees	79,679	59,410
Write-off of mineral properties and Deferred exploration costs	271,908	--
	(587,195)	(519,892)
Change in non-cash working capital items
Accounts and other receivable	(21,058)	(33,064)
Inventory	(93,653)	(34,313)
Prepaid expenses and deposits	16,376	(13,476)
Accounts Payable and accrued liabilities	(341,823)	(364,257)
	(1,027,353)	(965,002)

Investing:
Mineral properties and deferred exploration expenditures	(528,780)	(665,329)
Option payments received and recoveries	(17,919)	-
Capital asset (additions) disposals, net	(795)	389
	(547,494)	(664,940)

Financing:
Share capital issued	1,999,995	-
Repayment of obligations under lease	(12,357)	(5,264)
	1,987,638	(5,264)

Increase (decrease) in cash and cash equivalents	412,791	(1,635,206)
Cash and cash equivalents, beginning of year	1,602,270	3,174,549
Cash and cash equivalents, end of year	2,105,061	$ 1,539,343

Supplemental Information:
Shares issued in current year for subscriptions received in prior year	$375,000	$ 375,000

Unaudited – Prepared by Management

TANZANIAN ROYALTY EXPLORATION CORPORATION

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three Months Ended November 30, 2007 and 2006

(Expressed in Canadian dollars)

(Unaudited)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) include the accounts of the Company and four subsidiaries have been prepared by management.  These statements have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as described in Note 2 in the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2007 except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first quarter commencing September 1, 2007:

Effective September 1, 2007 – We adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Accounting Changes (Section 1506)

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities.   The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes.  Its adoption has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments — Recognition and Measurement (Section 3855)

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

Under Section 3855, financial instruments must be initially classified into one of the following balance sheet categories (including derivatives):

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statements of operations;

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net earnings; or

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

In accordance with this new standard, we classified our financial instruments as follows:

•

Cash and cash equivalents and accounts receivable were classified as held-for-trading and accordingly carried at their fair values;

•

Accounts payable and accrued liabilities, long-term debt and notes payable were classified as other financial liabilities and are currently carried at their amortized cost.

The classification of our financial instruments as at September 1, 2007 and their subsequent changes to November 30, 2007 have resulted in no material gains or losses that require separate presentation in other comprehensive income or recognition in earnings (loss).

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

Hedging (Section 3865)

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  We do not have any hedges.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires that certain gains and losses which would otherwise be recorded as part of net earnings be presented in “other comprehensive income” until it is considered appropriate to recognize them into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as other financial statements.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Equity (Section 3251)

This Section establishes standards for the presentation of changes in equity that arise as a result of the adoption of comprehensive income, financial instruments – recognition and measurement, and hedges (Sections 1530, 3855 and 3865).  It establishes standards for the presentation of accumulated other comprehensive income, which is comprised of all components of other comprehensive income.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments – Disclosure and Presentation (Section 3861)

This section establishes disclosure and presentation standards for financial instruments and non-financial derivatives, and identifies relevant information to be disclosed.  Disclosures need not be provided on a comparative basis for periods prior to the adoption date of these new standards.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Tanzanian Royalty Exploration Corporation

Consolidated Statement of Mineral Properties and Deferred Exploration and Development Cost

For the Three Months Ended November 30, 2007 and Year Ended August 31, 2007

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2005	5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275
Exploration expenditures:
Camp, field supplies and travel	7,861	82,544	250	3,110	2,969	3,172	1,811	-	7,426	67,525	176,668
Exploration and field overhead	32,321	361,174	14,989	29,337	19,279	20,898	9,446	5,116	40,652	488,818	1,022,030
Geological consulting and field wages	2,882	-	-	-	-	-	-	-	-	-	2,882
Geophysical and geochemical	3,413	231,846	-	47	41,600	875	77	-	4,174	194,280	476,312
Property acquisition costs	13,098	116,462	17,404	-	58,433	11,729	-	13,098	-	249,817	480,041
Parts and equipment	-	114	-	-	-	-	-	-	-	-	114
Trenching and drilling	470,995	177,764	-	379	8,563	-	-	-	-	49,348	707,049
Recoveries	(43,660)	-	(77,610)	-	-	(87,531)	-	(43,660)	(67,560)	-	(320,021)
	486,910	969,904	(44,967)	32,873	130,844	(50,857)	11,334	(25,446)	(15,308)	1,049,788	2,545,075
Write-offs	-	(37,993)	(34,401)	-	(291,480)	(423,377)	(363,970)	-	-	(539,181)	(1,690,402)
Balance, August 31, 2006	6,393,041	4,079,789	1,748,284	2,826,034	1,077,512	955,269	-	762,709	486,601	2,264,709	20,593,948

Shares issued for mineral properties interest	-	-	925,124	-	-	-	-	-	-	-	925,124
Exploration expenditures:
Camp, field supplies and travel	-	13,077	157,810	-	-	-	11,510	1,593	-	66,050	250,040
Exploration and field overhead	17,454	83,156	927,100	8,706	5,631	40,081	97,695	23,782	7,612	146,591	1,357,808
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	(11,233)	(11,233)
Geophysical and geochemical	267	62,821	89,995	-	738	14,291	(414)	524	19,835	127,171	315,228
Property acquisition costs	-	71,801	4,178	-	57,118	13,995	-	-	-	245,856	392,948
Parts and equipment	-	1,304	-	-	-	-	-	-	-	-	1,304
Trenching and drilling	(10,514)	1,527	286,486	-	-	-	14,542	8,403	-	10,382	310,826
Recoveries	(83,404)	(80,321)	-	-	-	(92,670)	-	-	(154,938)	-	(411,333)
	(76,197)	153,365	2,390,693	8,706	63,487	(24,303)	123,333	34,302	(127,491)	584,817	3,130,712
Write-offs	-	-	(77,479)	-	-	(54,210)	(123,333)	(334,538)	(10,802)	(664,669)	(1,265,031)
Balance August 31, 2007	$ 6,316,844	$ 4,233,154	$ 4,061,498	$ 2,834,740	$ 1,140,999	$ 876,756	$ -	$ 462,473	$ 348,308	$ 2,184,857	$ 22,459,629

Exploration expenditures:
Camp, field supplies and travel	-	-	125,026	-	6,156	-	-	-	3,410	3,122	137,714
Exploration and field overhead	-	-	116,974	-	5,063	3,820	2,819	1,988	4,031	47,151	181,846
Geological consulting and field wages	-	-	-	-	-	-	9,224	-	-	-	9,224
Geophysical and geochemical	-	-	35,014	-	-	-	-	984	-	14,567	50,565
Property acquisition costs	-	-	18,785	-	7,502	13,729	-	-	-	56,343	96,359
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	53,073	-	-	-	-	-	-	-	53,073
Recoveries	-	-	-	-	-	-	-	-	17,918	-	17,918
	-	-	348,872	-	18,721	17,549	12,043	2,972	25,359	121,183	546,699
	6,316,844	4,233,154	4,410,370	2,834,740	1,159,720	894,305	12,043	465,445	373,667	2,306,040	23,006,328
Write-offs	-	-	-	-	-	-	-	(167,998)	(103,909)	-	(271,907)
Balance November 30, 2007	$ 6,316,844	$ 4,233,154	$ 4,410,370	$2,834,740	$ 1,159,720	$ 894,305	$ 12,043	$ 297,447	$ 269,758	$ 2,306,040	$ 22,734,421

TANZANIAN ROYALTY EXPLORATION CORPORATION

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three Months Ended November 30, 2007 and 2006

(Expressed in Canadian dollars)

(Unaudited)

4.

Share Capital

Share Capital	Number	Amount ($)
Balance at August 31, 2007	86,748,493	$54,113,279
Issued for cash	347,222	1,999,995
Subscriptions previously received	63,993	375,000
Balance at November 30, 2007	87,159,708	56,488,274

During the three months ended November 30, 2007 the Company issued 63,993 common shares at a price of $5.87 per share for the third tranche of  a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received and on October 26, 2007 the Company issued 347,222 common shares at a price of $5.76 per share for a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with Mr. Sinclair.

5.

Transactions with Related parties

During the three months ended November 30, 2007 $116,989 was paid or payable by the Company to directors for professional fees. Directors were paid $30,105 in cash and $79,677 in non cash equivalent RSU during the three month period ended November 30, 2007 compared to $20,875 and $59,410, respectively during the three month period ended November 30, 2006. The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the three months ended November 30, 2007, the legal expense charged by this firm was $29,829.

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three months ended November 30, 2007

(in Canadian dollars)

The effective date of this MD&A is January 11, 2008.

Overall Performance

As of November 30, 2007 the Company had Current Assets of $2,660,000 as compared to $2,149,000 on August 31, 2007.  Deferred Exploration Costs amounted to $22,734,420 which includes $546,700 (net) invested this quarter.

The Company has issued common shares in the amount of $2,375,000 (411,215 shares in the quarter).     $375,000 of this amount was previously received and recorded in share subscriptions received.

Selected Financial Information

	As at and for the year ended Aug 31, 2007	As at and for the year ended Aug 31, 2006	As at and for the year ended Aug 31, 2005	As at and for the three months ended Nov 30,2007	As at and for the three months ended Nov 30,2006
Total Revenues	$0	$0	$0		$$0
Net Loss for the period	($3,921,469)	($4,326,722)	($2,931,063)	($980,800)	($628,803)
Basic and diluted loss per share	($0.05)	($0.05)	($0.04)	($0.011)	($0.007)
Total assets	$25,421,472	$24,891,967	$22,257,683	$26,193,575	$23,983,482
Total long term financial liabilities	$75,912	$121,739	$175,011	$65,074	$114,978
Cash dividends declared per share	$0	$0	$0	$0	$0

Results of Operations

The loss for the three month period ended November 30, 2007 was $980,800 compared to $628,803 for the comparable period in 2006.  The major reason for the increased loss before income taxes in 2007 was mainly due to increases of write off of mineral properties and deferred exploration costs of $271,908.

The increase in staff required to operate our drill program increased salaries and benefits expense from $220,569 for the three month period ended November 30, 2006 to $284,267 for the three month period ended November 30, 2007.  This increase in expense is partially offset in decreased use of consultants by $37,775 during the same period.   Professional fees increased by $15,677 for the quarter ended November 30, 2007 to $49,449 from $33,772 for the quarter ended November 30, 2006. Promotion and Shareholder Relations expenses decreased by $15,362 for the three month period ended November 30, 2007 from the same period in 2006 because of the discontinuation of advertising in mining journals. Directors’ fees expense increased by $36,704 during the three month period ended November 30, 2007 due to the Restricted Stock Units that were granted in April 2007.

Summary of Quarterly Results (unaudited)

	2007 November	2006 November	2007 August	2006 August	2007 May	2006 May	2007 February	2006 February
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($980,800)	(628,803)	($1,624,739)	($1,905,777)	($697,573	($1,225,384)	($970,354)	($792,635)
Basic and diluted loss per share	$0.011	$0.007	$0.020	$0.010	$0.008	$0.006	$0.009	$0.021

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. During the three months ended November 30, 2007 the Company issued 63,993 common shares at a price of $5.87 per share for the third tranche of  a private placement with Mr. James E. Sinclair, the Company’s Chairman and CEO for $375,000 subscription receipts previously received and on October 26, 2007 the Company issued 347,222 common shares at a price of $5.76 per share for a $2 million private placement pursuant to a subscription agreement dated October 11, 2007 with Mr. Sinclair.

As of November 30, 2007 the Company’s working capital position was $2,400,543 as compared to $1,546,000 on August 31, 2007.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per quarter. Also, as the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities.

The following table sets out the Company’s known contractual obligations as at November 30, 2007:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Capital Lease	US$116,658(1)	US$44,829	US$71,829	Nil	Nil

  (1)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of  to three years and is renewable two times for a period of to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $30 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$2,060,000	$390,500	$784,000	$663,500	$222,000

In August 2006, James E. Sinclair, Chairman and CEO of the Company, confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a Private Placement Subscription Agreement with the Company (the "Agreement") under which he will subscribe for common shares of the Company for an aggregate amount of $3,000,000.  Under the Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of $375,000 each, commencing February 1, 2007.  Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the three months ended November 30, 2007 $116,989 was paid or payable by the Company to directors for professional fees. Directors were paid $30,105 in cash and $79,677 in non cash equivalent RSU during the three month period ended November 30, 2007 compared to $20,875 and $59,410, respectively during the three month period ended November 30, 2006. The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the three months ended November 30, 2007, the legal expense charged by this firm was $29,829.

All share capital issued during the quarter were issued to the Company’s Chairman and CEO.

Restricted Stock Unit Plan

The Board of Directors has implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $62,500 per year, plus $6,250 per year for serving on Committees, plus $3,125 per year for serving as Chair of a Committee, a 25% increase over 2006.  At the election of each individual director, up to one- third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as Restricted Stock Units (“RSUs”) in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.

Under the RSU Plan, outside directors were granted 35,027 RSUs and employees were granted 34,538 RSUs during the year ended August 31, 2006.  During the year ended August 31, 2007, 7,381 units were forfeited due to the resignation of five employees.  On April 11, 2007, 32,242 units of the 2006 grants vested.  On April 26, 2007, an additional 109,472 RSUs were granted to directors and employees.  As at November 30, 2007, 139,414 units were outstanding, of which 52,344 units are expected to vest on April 26, 2008.  For the three months ended November 30, 2007, stock-based compensation expenses related to the issue of restricted stock to employees was $107,086 compared to $89,839 for the same period in 2006.  Expenses for the 12 months ended August 31, 2007 related to the issue of restricted stock to directors was $260,312 in 2007 and $89,361 in 2006.

Changes in Accounting Policies

Effective September 1, 2007 – We adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Accounting Changes (Section 1506)

This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities.   The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes.  Its adoption has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments — Recognition and Measurement (Section 3855)

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.

Under Section 3855, financial instruments must be initially classified into one of the following balance sheet categories (including derivatives):

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statements of operations;

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net earnings; or

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

In accordance with this new standard, we classified our financial instruments as follows:

•

Cash and cash equivalents and accounts receivable were classified as held-for-trading and accordingly carried at their fair values;

•

Accounts payable and accrued liabilities, long-term debt and notes payable were classified as other financial liabilities and are currently carried at their amortized cost.

The classification of our financial instruments as at September 1, 2007 and their subsequent changes to November 30, 2007 have resulted in no material gains or losses that require separate presentation in other comprehensive income or recognition in earnings (loss).

Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

Hedging (Section 3865)

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  We do not have any hedges.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires that certain gains and losses which would otherwise be recorded as part of net earnings be presented in “other comprehensive income” until it is considered appropriate to recognize them into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as other financial statements.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Equity (Section 3251)

This Section establishes standards for the presentation of changes in equity that arise as a result of the adoption of comprehensive income, financial instruments – recognition and measurement, and hedges (Sections 1530, 3855 and 3865).  It establishes standards for the presentation of accumulated other comprehensive income, which is comprised of all components of other comprehensive income.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Financial Instruments – Disclosure and Presentation (Section 3861)

This section establishes disclosure and presentation standards for financial instruments and non-financial derivatives, and identifies relevant information to be disclosed.  Disclosures need not be provided on a comparative basis for periods prior to the adoption date of these new standards.  This standard has had no material impact on these unaudited interim consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of estimates include the determination of stock-based compensation and future income taxes.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 87,159,708 common shares outstanding. There were no director and employee stock options outstanding and the Company had no share purchase warrants outstanding.

Subsequent Event

There are no subsequent events having effect on the financial statements.

Exploration Summary

Kigosi Project

A Phase 3 drill program on the Company's principal gold project, Kigosi, confirmed the presence of several high grade gold shoots within two previously established shear zones. The program was designed to test the strike continuity of the Luhwaika reef system to the southeast, infill drill the mineralization previously identified towards the northwest, and establish the controls and trends for gold mineralization that extends along a strike length of 900 metres.

The drill program, which consisted of 126 holes aggregating 5,362 metres, was conducted along eight control lines with a central baseline having a strike length of 2.8 kilometres.

Shortly after the completion of this program, the Company initiated a Phase 4 drill program which produced the highest grade gold values ever reported from the Kigosi property. Among the high grade assays reported was a peak value of 101.25 g/t gold (3.0 oz/t) over 1.0 metre in Hole KG20RC271 within the Bateleur gold shoot. This particular sample had excellent "repeatability" during the umpire assay verification process at the Humac laboratory in Mwanza, Tanzania with values recorded of 177.0 g/t ( 5.1 oz/t) ; 143.77g/t (4.2 oz/t) and 153.75g/t (4.5 oz./t). The averaged value from the Humac laboratory for this particular sample is 158.17g/t (4.4 oz/t).

In addition to these values, hole KG20RC-270 returned 4.0 metres (13.1 ft) averaging 11.32 g/t (0.33 oz/t) including 2.0 metres (6.56 ft.) grading 18.03 g/t (0.526 oz/t) within the Main Zone. While KG20RC-271returned 9.0 metres (29.5 ft.) grading 11.93 g/t (0.35 oz/t) including the value mentioned above of 1.0 metre (3.28 ft.) averaging 101.25 g/t (3.0 oz/t) which was also in the Main Zone. The Company elected to utilize the more conservative 101.25 g/t value for these intercepts rather than the average of the check assays which was substantially higher.

The Phase 4 drill program consisted of 62 holes aggregating 3,284 metres, bringing the total drilled at Kigosi to 13,299 metres in 311 holes. Drilling was conducted along five control lines with a central baseline having a strike length of 2.8 kilometres. The primary objective of this fourth phase of drilling was to test the strike continuity of the Luhwaika reef system to the northwest and to drill infill holes down-dip and along strike of mineralization identified in previous drilling in the northwest area. Drill hole spacing was 30 metres.

The two shear zones hosting these gold shoots have now been traced along a strike length of 1.6 kilometres with the current drilling and they are still open towards the northwest. The shoots within these shear zones now have lengths ranging from 100 to 1,300 metres.

Itetemia Gold Project

In early September, a drill program was implemented on the Company's Itetemia gold project which is currently the subject of a Royalty Agreement with United Kingdom-based Sloane Developments. Tanzanian Royalty is responsible for all field operations at Itetemia under a service agreement with Sloane. In the first phase drill program, 10 Reverse Circulation (RC) holes were completed aggregating 1,489 metres along with eight diamond holes totaling 2,286.5 metres. The drill program targeted the shallowest part of the previously established

Golden Horseshoe reef with a view to developing an open pit resource with a notional floor level of 200 metres below surface.

The Itetemia property is located some 90 kilometers southwest of Mwanza adjacent to Barrick's Bulyanhulu Mine property, one of the largest underground gold producers in the world.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Controls and Procedures

During the quarter ended November 30, 2007 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2007.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of November 30, 2007:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to the recording of journal entries and to allow for appropriate monitoring of financial reporting matters and controls.  Specifically, certain personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for the creation, review and recording of journal entries, note disclosures and certain account reconciliations without adequate independent review and authorization.  This material weakness primarily affects equity, foreign exchange, inventory and the financial reporting process including consolidation, financial statement preparation and related note disclosures.

Changes in Internal Controls over Financial Reporting

The Company is taking steps to remediate the material weakness described above:

•

Management is reviewing the current assignment of responsibilities and is taking steps to improve the segregation.  In addition, Management will identify and may hire additional accounting resources where required to redistribute and eliminate overlapping of duties.  Management will review existing mitigating controls, and if appropriate implement changes to internal controls over financial reporting whereby more effective mitigating controls will be adopted.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of November 30, 2007 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, James E. Sinclair, Chairman and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending November 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  January 11, 2008

 “James Sinclair”

James E. Sinclair

Chairman and CEO

Form 52-109F2 - Certification of Interim Filings

I, Regina Kuo-Lee, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tanzanian Royalty Exploration Corporation, (the issuer) for the interim period ending November 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

b.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  January 11, 2008

“Regina Kuo-Lee”

Regina Kuo-Lee

Chief Financial Officer